





SWIFT RAILS, INC.

5x faster and 40x cheaper than regular transit

SWIFT Rails

swiftrails.com Buffalo NY

Technology | Infrastructure | Main Street | Clean Tech | Energy

Highlights

1. Cool, on-demand personal vehicles take you safely and directly to your stop with zero emissions
2. Disruptive innovation for $600 billion transit market
3. We're well positioned to benefit immensely from the $1.2 trillion infrastructure bill
4. Great team - CEO led a public company that completed 50,000 projects in over 100 countries
5. Growing sales pipeline already has $200 million in good-to-excellent opportunities
6. We've spoken to hundreds of transportation professionals and they love our concept
7. Our vehicles enable social distancing - current transit has a huge COVID-19 problem
8. We have extensive experience selling and delivering solutions globally on multi-billion-dollar projects

LEAD INVESTOR

Christopher Hawes

When first hearing about Swift Rails I immediately wanted to be involved because I've seen a dire need for this solution first-hand. It fills a big gap in the US and Europe, but there is also a desperate need in other countries. Having lived in crowded cities in Latin America, Asia and traveled extensively, I have seen the chaos that is transportation in many developing countries. Transportation based soley on roads does not work for heavily populated areas, and a lot of these countries can only afford roads because transit systems are just too expensive. In many of these places it can take a couple hours to travel a few miles on hectic roads overflowing with all kinds of vehicles, most barely moving. Currently there is no solution I see like Swift Rails. In a world where affordable, green technology solutions are in short supply to tackle the infrastructure needs of the world, I feel the Swift Rails team will be able to build, scale, and thrive to meet these growing demands. I invested in Swift Rails' first offering on Wefunder that closed in February 2021. My confidence in the team and product has only increased after seeing all they accomplished in the last year. With limited funding, they have made remarkable progress developing their technology, bringing down manufacturing costs to position for scale, and growing their sales pipeline. The momentum they're creating is impressive, and they're now very well positioned to benefit from the tidal wave of spending coming from the passage of the $1.3 trillion infrastructure bill. I think they are going to generate a ton of interest and win a lot of business in the next couple years. With big ticket projects, my opinion is that it's not going to take many sales to trigger a step-change in growth and valuation. Swift Rails could have several hundred million dollars in revenue with just a handful of sales, and even a modest sales multiple on that could mean a 9 figure valuation in a relatively short amount of time. And again, it's led by a fantastic team that's got a lot of skin in the game, best asymmetric opportunity I've seen in a long time.

Invested $1,000 this round and $10,000 previously

Learn about Lead Investors

Our Team

Kevin Neumaier CEO

Our Team

Kevin Neumaier CEO

Led 1,600 professionals on 5 continents to provide outstanding environmental and engineering advice to governments and companies. Grew the company 60% through the 2008 financial crisis - achieving record revenues and profits.

We are passionate about the environment. Transportation is the largest source of greenhouse gases and a multi-trillion dollar market. It's a place where we can have a big positive impact. The number of vehicles doubles every 20 years and we are running out of room for more roads. The path we are on is simply unsustainable. We can do much better!



James Enright Chief Design Officer

30 years of auto experience and co-innovator of Swift Rails. Jim is quick taking theories to actual physical products and has excellent manufacturing process knowledge. He designs our vehicles and track to be highly functional and easy to service.



Tony Gale COO

Experienced in all aspects of transportation hardware, software and SaaS for transit. Successfully scaled a ride-sharing startup offering services to over 10 million people.



Daryl Anderson CFO

Twenty years of experience in financial markets and risk management that included advising some of the world's largest corporations and founding one of the earliest electronic arbitrage trading firms.



Mark Cotter Chief Safety Officer

Lead Environmental, Health and Safety (EHS) professional for over 100 projects for public and private sector clients totaling over $500 million.

5x Faster and 40x Cheaper

Swift Rails is a new type of on-demand transit that is 5x faster and 40x cheaper than conventional light-rail.



Swift Rails uses autonomous 1-4 person vehicles traveling rapidly on a highway of ultra-light rails. Vehicles are hailed by app and deliver passengers directly to their destination with zero emissions. The rails are elevated 12-15 ft. above the traffic (and pedestrians, animals, wet roads and snow) using a pole similar in size to a light post and they install quickly and easily almost anywhere.

Ten Years Ago Our CEO Gave a Speech at the UN...

Our CEO presented to world leaders at a conference on Climate Change. His description of what an ideal form of transportation would look like evoked such an impassioned response from those leaders that it ended up changing his life.





Kevin Neumaier speaking at the UN Climate Change Conference, Copenhagen 2009

From That Concept We Developed Something Truly Exceptional...

How Swift Rails works.

Our Solution is a Better Way to Travel...



5 Times Faster
On-demand, no wait

Comfortable
Private vehicle, first class seat

1, 2 & 4 Passenger Vehicles

Exceptionally Safe
1,000+ times safer than cars

Select Your Destination, Relax and it Takes You Right There
No traffic, no parking, no waiting at other stops

...and a Better Solution For Cities

Solving Major Mass Transit Problems

40X cheaper than conventional transit

Zero emissions – exceptionally efficient

Built in months not years

Elevated 12-15ft above traffic and everything else

Resilient

Tiny footprint - sustainable

MaaS[1] friendly (great complement to Uber, Lyft, etc.)

The Massive Transit Market has Lacked Extreme Innovation

Cars are undergoing somewhat of a revolution and it's time transit did as well.



Our elegant solutions to these and other issues will *expand* transit use.

We Make Installing Transit Easy by Radically Changing the Cost Equation

Our low cost, quick installation and tiny footprint completely changes how transit can be applied by eliminating the biggest hurdles to implementation. In many cases, we can build a system for the time and cost of studying conventional transit projects.

	Conventional Transit	SWIFT Rails	Improvement
All-in Capital Cost Per Mile	$40 million to $2.0 billion	$6 million to $12 million	7 to 167 times cheaper

Construction Start to Finish	5-7 years +	Built in months	7 times faster
Disruption Time Per Street Crossing	6 months to 2 years	8 hours	1,300 times faster
Ongoing Maintenance Cost to Public	Significant operating subsidy required	None; operates profitably	Infinitely better
Applicable Terrain	Very limited	Its nimble, build almost anywhere	Expands how transit is applied
Flexibility	Very difficult to expand	Easy to add stops, expand lines	Everyone can connect
Affordability	Only large cities can afford	Small cities, large campuses, venues	Enables widespread adoption

The World's 2nd Largest Market (Transportation) Has Big Problems and is On An Unsustainable Path - it's Also a Huge Market Opportunity

The transportation market is enormous, $4.8 trillion globally, and facing increasingly problematic issues. In 1900 there were just 8,000 automobiles and 10 miles of paved road in the U.S! In 2016 there were 1.3 billion cars on roads worldwide, and they continue to double every 20 years – we are running out of space to build new roads where they are needed.



The limitations of the automobile-based system are clear:

• 8.8 billion hours (1 million years!) wasted in traffic jams annually in the U.S. alone

• World's single largest source of carbon – 5.8 gigatons annually

• Autos are dangerous - #1 cause of death globally for 5 to 29 year olds

In short, it makes no sense to move around 200lb people using 4,000lb vehicles on rubber tires rolling over asphalt roads.

Public Transit Is Supposed to Be the Solution but It's Not Working for Most Places

Mass transit is prohibitively expensive and incredibly hard to put in place:

• Typically multi-billion dollar projects requiring huge taxpayer subsidies

• Take 10+ years to build and construction is highly disruptive to the community

• Crucial political support can be hard to secure


SWIFT Rails

swiftrails.com Buffalo NY

Technology Infrastructure Main Street Clean Tech Energy

LEAD INVESTOR

Christopher Hawes

When first hearing about Swift Rails I immediately wanted to be involved because I've seen a dire need for this solution first-hand. It fills a big gap in the US and Europe, but there is also a desperate need in other countries. Having lived in crowded cities in Latin America, Asia and traveled extensively, I have seen the chaos that is transportation in many developing countries. Transportation based soley on roads does not work for heavily populated areas, and a lot of these countries can only afford roads because transit systems are just too expensive. In many of these places it can take a couple hours to travel a few miles on hectic roads overflowing with all kinds of vehicles, most barely moving. Currently there is no solution I see like Swift Rails. In a world where affordable, green technology solutions are in short supply to tackle the infrastructure needs of the world, I feel

Highlights

①   Cool, on-demand personal vehicles take you safely and directly to your stop with zero emissions

②   Disruptive innovation for $600 billion transit market

③   We're well positioned to benefit immensely from the $1.2 trillion infrastructure bill

④   Great team - CEO led a public company that completed 50,000 projects in over 100 countries

⑤   Growing sales pipeline already has $200 million in good-to-excellent opportunities

⑥   We've spoken to hundreds of transportation professionals and they love our concept

⑦   Our vehicles enable social distancing - current transit has a huge COVID-19 problem

⑧   We have extensive experience selling and delivering solutions globally on multi-billion-dollar projects

Our Team

Kevin Neumaier   CEO



People Who See Our Vehicle Love Our Concept

Just about anyone who sees our vehicle in person immediately "gets it". We've had over 1,000 people sit in the vehicle and responses have been overwhelmingly positive. They all want Swift Rails in their hometown, and many are bursting with ideas of other places where it would be great.



the Swift Rails team will be able to build, scale, and thrive to meet these growing demands. I invested in Swift Rails' first offering on Wefunder that closed in February 2021. My confidence in the team and product has only increased after seeing all they accomplished in the last year. With limited funding, they have made remarkable progress developing their technology, bringing down manufacturing costs to position for scale, and growing their sales pipeline. The momentum they're creating is impressive, and they're now very well positioned to benefit from the tidal wave of spending coming from the passage of the $1.3 trillion infrastructure bill. I think they are going to generate a ton of interest and win a lot of business in the next couple years. With big ticket projects, my opinion is that it's not going to take many sales to trigger a step-change in growth and valuation. Swift Rails could have several hundred million dollars in revenue with just a handful of sales, and even a modest sales multiple on that could mean a 9 figure valuation in a relatively short amount of time. And again, it's led by a fantastic team that's got a lot of skin in the game, best asymmetric opportunity I've seen in a long time.

Invested $1,000 this round and $10,000 previously

Learn about Lead Investors



We Will Expand the Transit Market by Bringing it to Small Cities

Due to prohibitive cost, 95% of suitable cities do not have transit – we can change that!

Our radically lower capital cost and profitable operation enable installation of transit systems that are essentially self-funding.

Potential Market: ~4,200 cities

Potential System Design and Development:
~$528 billion

Potential *Annual Recurring Fare Revenue*:
~$154 billion

The above addressable market represents the opportunity of putting Swift Rails in 4,000 small cities and augmenting existing systems in 200 large cities.

Short Path to Big Returns

We do not sell $25 widgets or software subscriptions - large individual sales expected to fuel a step-change in growth and valuation.

 INITIAL SYSTEM $50 MILLION  ~4,200 Target Cities / Scalable Repeatable Model

# of Initial System Sales*	One-time Construction Revenue*	Recurring Operations EBITDA*
2	$ 100 million	$ 6.2 million
20	$ 1.0 billion	$ 67.3 million
50	$ 2.5 billion	$ 190.1 million

Estimates based upon desktop calculation of initial system sales assumptions. Initial systems can easily be expanded, resulting in additional revenue.

Increasing Traction in Sales Pipeline

With limited marketing to date, our sales pipeline continues to grow to approximately *$200 million of good to excellent opportunities.*

$1.2 Trillion infrastructure bill perfectly timed to fuel rapid sales growth.

Project Category*	Description	Category Value	Number of Customers
1	excellent sales potential	$90 million	2
2	good and developing sales potential	$107 million	3

ranking based on level of major organization support, funding, route planning, route use case, and other factors

Transportation is a $5 Trillion Market Undergoing Transformational Change

Capital is flowing into transportation solutions as investors recognize historic opportunity with transportation innovators.



We Fit The Goals of the New $1.2 Trillion Infrastructure Bill

- Climate change - zero emissions

- Expand transit at lower cost and greater rider benefits

- Build America buy America

- Innovative solutions

- Reduce wildlife collisions

- At risk coastal areas (elevated) and resiliency (COVID variants)

- Alternative financing and public private partnerships

- And more...

Almost Endless Room for Expansion

Swift Rails is lower cost than conventional transit and elevated roads from day one. As we get to scale we expect to be a cheaper to install than a new surface road. Building a road cost about $1 million per lane-mile, but that doesn't include many costs:

  • The cost of the autos – ownership, insurance, wear and tear, depreciation

  • Annual road maintenance of $50,000/lane mile

  • Cost of parking spots at businesses, stores, homes, schools, road-side, etc. This is a massive hidden cost. An estimated $725 billion is spent annually on parking in the U.S. alone, more than three times total expenditures on public roads. For each dollar motorists spend directly on their car somebody bears more than 50¢ in parking costs.

  • The high costs relating to loss of lives, injuries and property damage

Each year there are:

  • 24 trillion passenger miles traveled

  • 5 trillion passenger trips

We expect to capture a significant portion of this market:

At scale we expect to be the lowest cost and best transportation for the average trip

Mode	Estimated Operator Cost for 5-mile Ride
Swift Rails	$0.50 (at scale)
Cars	$3.00 (road costs not included)
Light-rail / Bus	$6.00 (includes 70% fare subsidy)
Uber	$7.70 (road costs not included)
Air Taxis	$15.00



*Projections are not guaranteed

This Is the Perfect Time to Invest in Swift Rails

Big structural tailwinds:

- Passage of $1.2 trillion infrastructure bill in the U.S.

- Global push for decarbonizing has accelerated

Consumer Readiness

- Ride hailing adoption over vehicle ownership (Uber, Lyft)

- Traffic congestion is becoming unbearable

- Willingness to accept new solutions (scooters, autonomous vehicles)

High Level of Disruption in Transportation

- Climate change awareness is driving megatrend changes

- Substantial shifts to electric vehicles

- Movement to service models over vehicle ownership

Recent Advances in Technology

- Autonomous vehicles

- Electric and hybrid technologies

- Low-volume manufacturing



Some of Our Progress to Date

Working indoor and outdoor test tracks

1,000+ rider touch tests of prototype vehicle

~$200 million in good to excellent project opportunities in a growing sales pipeline

Earned support from elected officials, universities and a leading U.S transit agency

Regional transit agency and key stakeholder support for Niagara Falls, NY project

International interest for multiple projects in the UK and Europe

Won NYSERDA Cleantech Internship grant - $220,000 potential value

Finalist to present at Smart City Startup Challenge in April 2022

CEO Kevin Neumaier to be a keynote speaker at Smart Cities Connect in April 2022

Developed partnerships that deeply enhance key capabilities:

  

Development Partner	Motors, Technology and Support	Showcase Project Partner

Milestones and Funding

We are seeking funding to complete first pilot project and

accelerate business development

Targeted Outcomes	6 months	12 months	18 months	24 months
Further develop switch mechanisms	▓			
Advance control software development	▓			
Complete 5th generation vehicle	▓			
Complete first pilot project	▓▓			
Continue developing current sales pipeline	▓▓▓▓			
Expand sales pipeline – capitalize on Infra Bill	▓▓▓▓			
Expand U.S. and global patent portfolio	▓▓▓▓			

Your Investment Will Introduce Transportation That Changes the World

Solving Climate Change

- 2.4 gigatons of annual carbon reduction projected by 2040*

Making Transportation Safer

- Estimated 10 million annual traffic injuries avoided by 2040*

Improving Life

- Reduce air pollution, congestion and stress

- Make travel fun again

- Free up green space and make cities more livable

Making a Great Return

- Things that transform the world have great returns on investment

We will work incredibly hard to make your return worthwhile



* please see our Impact Report at https://www.swiftrails.com/world-changing-impact/ for more detail





Downloads

Swift Rails Impact in 2040 with Executive Summary Final blue.pdf

SWIFT Rails intro deck WF Feb 22 Final.pdf